

March 21, 2014

<u>Via E-mail</u>
Dominic Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

  Re: **Millennium Healthcare Inc.**
     Amendment to Form 10
     Filed March 7, 2014
     File No. 000-55009

Dear Mr. Sartorio:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 30, 2013 and reissue the comment. Please revise your disclosure accordingly.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

Director independence and related transactions, page 38

2. We note your response to comment 6. Please provide the information required by Item 404 of Regulation S-K, or tell us why the information is not required.

Consolidated Financial Statements

Segment Information, pages F-16 and F-58

3. We note your response to prior comments 10 and 12. Your segments are Coding, Device and Vascular. You appear to have acquired much of your operations in these three segments when you acquired Millennium Healthcare Solutions in June 2011. However, you have not allocated any of the goodwill from this acquisition to these segments. Instead, it appears you allocated the entire goodwill amount related to this acquisition to Corporate, which doesn't appear to be in an operating segment. All of your goodwill must be allocated to specific reporting units. A reporting unit must be an operating segment or one level below an operating segment. Please provide us the analysis you performed to determine that it was appropriate to allocate goodwill to Corporate, rather than your operating segments. In doing so, please provide us in your response both (a) an explanation of how you determined Corporate meets the criteria in ASC 350-20-35-33 through 35-38 to be a reporting unit and (b) your specific methodology and rationale for assigning goodwill from this acquisition to each reporting unit per ASC 350-20-35-41 through 35-44.

4. Please tell us how you determine the fair value of Corporate for goodwill impairment testing when it appears that Corporate would have little or no projected revenues or earnings in the future. Please also tell us how your fair value estimation method complies with your goodwill accounting policy.

Note 11 - Fair Value Measurements, page F-87

5. You agreed, in your response to prior comment 15, that you will provide additional disclosure to provide the effect of your level 3 fair value measurements on earnings or other comprehensive income for the interim period ended September 30, 2013. Please refer us to the specific section in your amendment No. 2 to the Form 10 filed on March 7, 2014 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea Cataneo, Esq.